SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934

AMENDMENT NO. 3

CARROLS RESTAURANT GROUP, INC.
(Name of the Issuer)

Carrols Restaurant Group, Inc.
Restaurant Brands International Inc.
BK Cheshire Corp.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

14574X104
(CUSIP Number of Class of Securities)

Carrols Restaurant Group, Inc. 968 James Street Syracuse, New York 13203 Tel: (315) 424-0513	Restaurant Brands International Inc. and BK Cheshire Corp. 130 King Street West, Suite 300 Toronto, Ontario Canada, M5X 1E1 Tel: (905) 845-6511

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Derek Winokur Iliana Ongun Milbank LLP 55 Hudson Yards New York, New York 10001-2163 Tel: (212) 530-5000	Scott A. Barshay Laura C. Turano Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Tel: (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

SCHEDULE 13E-3 ITEMS	2
Item 10. Source and Amounts of Funds or Other Consideration	2
Item 15. Additional Information	2
Item 16. Exhibits	3

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INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Carrols Restaurant Group, Inc., a Delaware corporation (“Carrols” or the “Company”) and the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is the subject of the Rule 13e-3 transaction and (2) Restaurant Brands International Inc., a corporation existing under the laws of Canada (“Parent”).

The Transaction Statement relates to the Agreement and Plan of Merger, dated January 16, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Carrols, Parent and BK Cheshire Corp., a Delaware corporation and a subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub was merged with and into Carrols (the “Merger”), with Carrols continuing as the surviving corporation in the Merger as a subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, the Company was “controlled” by any of the Filing Persons or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, the Transaction Statement and the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (as amended, the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

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Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, Parent is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On May 14, 2024, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (1) approve a proposal to adopt the Merger Agreement and (2) approve, on a non-binding, advisory basis, the compensation that will or may become payable by the Company to its named executive officers that is based on or otherwise relates to the Merger.

On May 16, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, (1) each share of Company Common Stock that was outstanding as of immediately prior to the Effective Time (other than certain shares specified in the Merger Agreement), was canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $9.55, without interest thereon (the “Per Share Price”); (2) each share of Company Common Stock that is an Owned Company Share (as defined in the Merger Agreement) as of immediately prior to the Effective Time, remains issued and outstanding as a share of common stock of the Surviving Corporation; and (3) each share of Series D convertible preferred stock of the Company (the “Series D Preferred Stock”)  that is outstanding as of immediately prior to the Effective Time remains issued and outstanding as a share of Series D Preferred Stock of the Surviving Corporation, on the terms set forth in the Series D Preferred Stock Certificate of Designation, dated December 20, 2022.

In addition, at the Effective Time, by virtue of the Merger, the Company RSAs, Company PSAs, Company RSUs, Company PSUs and Company Options were converted into the right to receive the consideration for such awards set forth in the Merger Agreement.

On May 16, 2024, the Company notified the Nasdaq Global Select Market (“Nasdaq”) that the Merger had been completed. As a result, Nasdaq halted trading of Company Common Stock prior to the opening of trading on May 16, 2024. The Company requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of Company Common Stock from Nasdaq and the deregistration of such shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. Following the effectiveness of the Form 25 with respect to the delisting, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of Company Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on May 16, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(5)(ii) hereto.
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Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Carrols Restaurant Group, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on April 12, 2024 and incorporated herein by reference).
(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Current Report on Form 8-K, dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 16, 2024 and incorporated herein by reference).
(a)(2)(vi)
Recorded Communication by Joseph Hoffman, Chief Restaurant Officer of Carrols Restaurant Group, Inc., to Popeyes Employees, dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 17, 2024 and incorporated herein by reference).

(a)(2)(vii)
E-mail from Deborah Derby, the President and Chief Executive Officer of Carrols Restaurant Group, Inc., to Carrols Employees, dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 17, 2024 and incorporated herein by reference).

(a)(2)(viii)
Presentation shared with Investors of Restaurant Brands International, Inc., dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 17, 2024 and incorporated herein by reference).

(a)(2)(ix)
Recorded Communication, featuring Deborah Derby, the President and Chief Executive Officer of Carrols Restaurant Group, Inc., and Tom Curtis, President, Burger King U.S. & Canada of Restaurant Brands International Inc., shared with Carrols Employees, dated January 16, 2024 (included in Schedule 14A filed by Carrols Restaurant Group, Inc. on January 17, 2024 and incorporated herein by reference).

(a)(5)(i)	Current Report on Form 8-K, dated May 16, 2024 (filed by Carrols Restaurant Group, Inc. on May 16, 2024 and incorporated herein by reference).
(a)(5)(ii)	Press Release, dated May 16, 2024 (included in Company’s Current Report on Form 8-K filed on May 16, 2024 and incorporated herein by reference).
(a)(5)(iii)	Current Report on Form 8-K, dated May 16, 2024 (filed by Restaurant Brands International Inc. on May 16, 2024 and incorporated herein by reference).
(b)(i)	Commitment Letter, dated January 16, 2024, by and among 1011778 B.C. Unlimited Liability Company, JPMorgan Chase Bank, N.A. and the other parties joined to the Commitment Letter from time to time.*
(c)(i)	Opinion of Jefferies LLC, dated January 15, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).
(c)(ii)	Discussion Materials of Jefferies LLC to the Special Committee, dated January 11, 2024.*
(c)(iii)	Discussion Materials of Jefferies LLC to the Special Committee, dated January 15, 2024.*
(d)(i)	Agreement and Plan of Merger, dated as of January 16, 2024, by and among the Company, Parent and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).
(d)(ii)
Voting Agreement, dated as of January 16, 2024, by and among Parent, Cambridge Franchise Holdings, LLC, Matthew Perelman and Alexander Sloane (included as Annex C to the Proxy Statement and incorporated herein by reference).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex D to the Proxy Statement and incorporated herein by reference).
107	Filing Fee Table.*

*	Previously filed with the Transaction Statement on the Schedule 13E-3 filed with the SEC on March 4, 2024.

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SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2024

CARROLS RESTAURANT GROUP, INC.

By:	/s/ Deborah M. Derby
	Name:	Deborah M. Derby
	Title:	President and Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2024

RESTAURANT BRANDS INTERNATIONAL INC.

By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	General Counsel and Secretary

[Signature Page to SC 13E-3]